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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                BRIGHTCUBE, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   71-934 8104
                                 (CUSIP Number)

                             ______________________


                                Terren S. Peizer
                          Intellect Capital Group, LLC
                            11111 Santa Monica Blvd.
                                    Suite 650
                              Los Angeles, CA 90025
                                 (310) 444-3222

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 31, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


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CUSIP No. 71-934 8104                       13D

(1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

         Intellect Capital Group, LLC
         95-4749174

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                          (a)
                                                          (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
                  Not applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                           [_]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Delaware

NUMBER OF SHARES                   :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY                           0
EACH REPORTING PERSON WITH
                                   :     (8)    SHARED VOTING POWER
                                                41,189,023(1)

                                   :     (9)    SOLE DISPOSITIVE POWER
                                                0

                                   :     (10)   SHARED DISPOSITIVE POWER
                                                41,189,023(1)

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  41,189,023(1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                               [_]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  40.3%

(14)     TYPE OF REPORTING PERSON
                  CO

(1) The reported shares (including currently exercisable warrants) are directly owned by Intellect Capital Group, LLC (or a controlled affiliate thereof). Terren S. Peizer is the sole member of Intellect Capital Group, LLC and may be deemed to have shared voting and dispositive power with ICG with respect to such shares.

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CUSIP No. 71-934 8104                       13D

(1)      NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

         Terren S. Peizer

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                          (a)
                                                          (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
                  Not applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                           [_]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES                  :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY                          1,166,667(1)
EACH REPORTING PERSON WITH
                                  :     (8)    SHARED VOTING POWER
                                               41,589,023(2)

                                  :     (9)    SOLE DISPOSITIVE POWER
                                               1,166,667(1)

                                  :     (10)   SHARED DISPOSITIVE POWER
                                               41,589,023(2)

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  42,755,690(1)(2)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                              [_]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  41.4%

(14)     TYPE OF REPORTING PERSON
                  IN

(1) The 1,166,667 reported shares (constituting vested options and options which will vest within sixty days of the date of this Amendment) are directly owned by Terren S. Peizer.

(2) 41,189,023 of the reported shares (including currently exercisable warrants) are directly owned by Intellect Capital Group, LLC (or a controlled affiliate thereof). Terren S. Peizer is the sole member of Intellect Capital Group, LLC and may be deemed to have shared voting and dispositive power with ICG with respect to such shares. The remaining 400,000 of the reported shares are directly owned by a controlled affiliate of Terren S. Peizer.

                                      -3-

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                                  SCHEDULE 13D

         This Statement, which is being filed by Intellect Capital Group, LLC, a Delaware limited liability company ("ICG"), and Terren S. Peizer, the Chairman, President and sole member of ICG ("Mr. Peizer" and, together with ICG, the "Reporting Persons"), constitutes Amendment No. 4 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 19, 2000 (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on July 31, 2002, Amendment No. 2 filed with the SEC on October 10, 2001 and Amendment No. 3 filed with the SEC on April 30, 2002. The Schedule 13D relates to the Common Stock, par value $0.001 per share ("Common Stock"), of BrightCube, Inc. (formerly known as "PhotoLoft, Inc."), a Nevada corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended by adding the following:

         Richard Anderson and John Shaw are no longer officers of ICG.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         (a)-(b) As of the date of this Amendment, ICG beneficially owns 41,189,023 shares of the Issuer's Common Stock and Mr. Peizer beneficially owns 42,755,690 shares of Common Stock (including the shares beneficially owned by ICG). The shares of Common Stock beneficially owned by ICG include 26,914,023 shares of Common Stock owned directly by ICG (or a controlled affiliate thereof) and 14,275,000 shares of Common Stock which ICG has the right to acquire upon exercise of immediately exercisable warrants. Mr. Peizer may be deemed to have shared voting and dispositive powers with ICG with respect to all of such shares. The shares of Common Stock beneficially owned by Mr. Peizer include, in addition to the shares beneficially owned by ICG, 400,000 shares of Common Stock owned directly by another controlled affiliate of Mr. Peizer (and as to which Mr. Peizer has shared voting and dispositive power) and 1,166,667 shares of Common Stock which Mr. Peizer has the right to acquire upon exercise of options which are exercisable within sixty days of the date of this Amendment (and as to which Mr. Peizer has sole voting and dispositive power).

         Assuming immediate exercise of all of the immediately exercisable warrants to purchase shares of Common Stock held by ICG, ICG's stockholdings represent approximately 40.3% of the Issuer's outstanding Common Stock (26.8% if the immediately exercisable warrants are excluded). Assuming immediate exercise of all of the immediately exercisable warrants and options to purchase shares of Common Stock which are exercisable within sixty days of the date of this Amendment held by ICG and Mr. Peizer, Mr. Peizer's stockholdings (which include the stockholdings of ICG) represent approximately 41.4% of the Issuer's outstanding Common Stock (31.1% if the immediately exercisable warrants and options are excluded).

         All of the percentages in this Item 5 are based on 87,906,995 shares of Common Stock outstanding as of August 14, 2002 as reported in the Issuer's Form 10-QSB for the fiscal quarter ended June 30, 2002.

         To the best knowledge of the Reporting Persons, none of the other parties named in Item 2 of the Schedule 13D beneficially owns any of the Issuer's Common Stock.

         (c) The Reporting Persons have not, nor to the knowledge of the Reporting Persons have any of the parties named in Item 2 of the Schedule 13D nor any other controlled affiliate of the Reporting Persons, effected any transactions in the Issuer's Common Stock during the past sixty days.

         (d) Neither of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by either of the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended by adding the following:

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         In order to induce Moonlight Holdings Ltd. ("Moonlight Holdings") to provide a $100,000 loan to the Issuer, ICG executed a Limited Recourse Guaranty dated as of July 31, 2002 (the "Guaranty") in favor of Moonlight Holdings. Pursuant to the Guaranty, ICG irrevocably and unconditionally guaranteed the performance by the Issuer of its obligations under (i) the Financing Agreement dated as of July 31, 2002 (the "Financing Agreement") between the Issuer and Moonlight Holdings, (ii) the Series 2002-01 10% Notes in the aggregate amount of $100,000 dated as of July 31, 2002 that the Issuer issued to Moonlight Holdings as contemplated by the Financing Agreement and the Related Agreements (as defined in the Financing Agreement) (collectively, the "Secured Obligations"). However, except for the Pledged Stock (as defined below), no other personal assets of ICG are subject to the claims of Moonlight Holdings or any other person, firm or corporation under the Guaranty.

         In connection with its execution and delivery of the Guaranty, ICG entered into a Stock Pledge Agreement dated as of July 31, 2002 (the "Pledge Agreement") with Moonlight Holdings and the Issuer. Pursuant to the Pledge Agreement, ICG pledged 2,225,000 shares of Common Stock (the "Pledged Stock") as security for the Secured Obligations and ICG's obligations under the Guaranty.

         On July 31, 2002, ICG and the Issuer entered into a letter agreement (the "July 2002 Letter Agreement") to document a $50,000 emergency loan made by ICG to the Issuer on June 21, 2002. The July 2002 Letter Agreement provided that such loan would be under the same basic terms as the Note.

         On August 23, 2002, ICG and the Issuer entered into a letter agreement (the "August 2002 Letter Agreement") to document a $62,000 loan to be made by ICG to the Issuer. Such loan is secured by certain accounts receivable of the Issuer. In addition, if the goods required to be shipped by the Issuer to create the security interest are not shipped within thirty days of the date of the loan, then the terms of such loan will become identical to the terms of the loan described in the July 2002 Letter Agreement.

          The foregoing description of the Guaranty, the Pledge Agreement, the July 2002 Letter Agreement and the August 2002 Letter Agreement are qualified by reference to such agreements, copies of which are filed as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, hereto and incorporated in their entirety herein by reference.

         The Issuer has offered that if it is unable to repay the amounts due under the Financing Agreement and Moonlight Holdings forecloses on the Pledged Stock, then the Issuer will reimburse ICG for the loss of such Pledged Stock.

                                      -5-

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Item 7.  Material to be Filed as Exhibits.

     Exhibit        Description

       10.1 Limited Recourse Guaranty dated as of July 31, 2002 made by Intellect Capital Group, LLC in favor of Moonlight Holdings LLC

       10.2 Stock Pledge Agreement dated as of July 31, 2002 by and among Moonlight Holdings Ltd., BrightCube, Inc. and Intellect Capital Group, LLC

       10.3 Letter Agreement dated July 31, 2002 between Intellect Capital Group, LLC and BrightCube, Inc.

       10.4 Letter Agreement dated August 23, 2002 between Intellect Capital Group, LLC and BrightCube, Inc.

                                      -6-

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                        INTELLECT CAPITAL GROUP, LLC

                                        By:    /s/ Terren S. Peizer
                                               ---------------------------------
                                        Name:  Terren S. Peizer
                                        Title: Chief Executive Officer

Dated: September 6, 2002




                                        /s/ Terren S. Peizer
                                        ----------------------------------------
                                        Terren S. Peizer
                                        an individual


Dated: September 6, 2002

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                                  EXHIBIT INDEX


     Exhibit        Description

       10.1 Limited Recourse Guaranty dated as of July 31, 2002 made by Intellect Capital Group, LLC in favor of Moonlight Holdings LLC

       10.2 Stock Pledge Agreement dated as of July 31, 2002 by and among Moonlight Holdings Ltd., BrightCube, Inc. and Intellect Capital Group, LLC

       10.3 Letter Agreement dated July 31, 2002 between Intellect Capital Group, LLC and BrightCube, Inc.

       10.4 Letter Agreement dated August 23, 2002 between Intellect Capital Group, LLC and BrightCube, Inc.

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